May 13, 2020

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 05/13/20

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- New entity Cboe Europe Indices B.V. was added to the Exhibit

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/13/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

20012096

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/13/20 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 11:00am on 05/13/20] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Brian Schell

   <u>Current Officers</u>
   - Jackie Hancock (FINOP, Treasurer)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
- James Enstrom (SVP, Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Head of Markets Division)
- Greg Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP)
- Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. <u>Cboe FX Europe Limited</u>

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal Officer)
   - Tim Lipscomb (Chief Operations Officer)
   - Stephanie Renner (CFO)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. <u>Cboe Chi-X Europe Limited</u>

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Adam Eades
   - Dave Howson
   - John Woodman

   <u>Current Officers</u>
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. <u>Cboe ETF.com, Inc.</u>

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Laura Morrison (Vice President)
   - Dave Nadig (Senior Director, Content and ETF)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Patricia Hidalgo (General Manager)
   - Dave Nadig (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy & Government Affairs)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President & Controller)
   - Bryan Harkins (Executive Vice President, Head of Markets Division)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe)
   - Chris Isaacson (Executive Vice President & COO)
   - Carol Kennedy (SVP, Marketing & Communications)
   - Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Frank English
   - William Farrow
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Carole Stone
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Dave Howson (EVP, President Europe)
   - Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Michael Mollet (VP, MAS Product Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

<u>Standing Committees</u>

<u>Executive</u>

- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>

- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. <u>Cboe III, LLC</u>

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Regulation)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head od Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive) Bats

- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Matt McFarland (Vice President, Derivatives - Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as “Pulse”.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

HH. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

Current Officers

- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. <u>Digital Asset Benchmark Administration, LLC</u>

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - Ruben Hilhorst
   - Shyam Savania
   - Ade Cordell

   Current Officers
   - Adam Eades (President)
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
Address: 77 Battery Place #916
New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Managers
- Ed Tilly
- Chris Isaacson
- Brian Schell

Current Officers
- Ed Tilly (President and CEO)
- Alexandra Albright (Vice President and Chief Compliance Officer)
- Catherin Clay (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- Jim Enstrom (Vice President and Chief Audit Executive)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (Vice President and Chief Litigation Officer)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Gerald Hanweck (Vice President)
- Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ruben Hilhorst
   - Dave Howson

   <u>Current Officer</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. <u>Cboe International Holdings Limited</u>

1. *Name*: Cboe International Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 24, 2019 Cboe International Holdings Limited ceased to exist

UU. <u>CBOE Stock Exchange, LLC</u>

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 30, 2019 CBOE Stock Exchange, LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe ETF.com, Inc.
- R IndexPubs S.A.
- S Cboe SEF, LLC
- T Cboe Worldwide Holdings Limited
- U Cboe Global Markets, Inc.
- V Cboe Futures Exchange, LLC
- W Cboe Building Corporation
- X Cboe, LLC
- Y Cboe III, LLC
- Z Cboe Bats, LLC

- AA Cboe Livevol, LLC
- BB Cboe UK Limited
- CC Cboe Vest, LLC
- DD Loan Markets, LLC
- EE Cboe Data Services, LLC
- FF Signal Trading Systems, LLC
- GG Cboe Vest Group Inc.
- HH Cboe Hong Kong Limited
- II Cboe Silexx, LLC
- JJ Digital Asset Benchmark Administration, LLC
- KK CBOE Europe B.V.
- LL Cboe Off-Exchange Services, LLC
- MM Cboe Global Indices, LLC
- NN Cboe Europe Indices Limited
- OO Cboe Switzerland GmbH
- PP Hanweck Associates, LLC
- QQ Hanweck Associates Pte. Ltd.
- RR Hanweck Associates Limited
- SS Cboe Europe Indices B.B. (see attached)

SS Cboe Europe Indices B.V.

KVK

Business Register extract
Netherlands Chamber of Commerce

CCI number 76666727

	The company / organisation does not want its address details to be used for unsolicited postal advertising or visits from sales representatives.

Legal entity

RSIN	860734602
Legal form	Besloten Vennootschap (comparable with Private Limited Liability Company)
Statutory name	Cboe Europe Indices B.V.
Corporate seat	Amsterdam
First entry in Business Register	17-12-2019
Date of deed of incorporation	16-12-2019
Issued capital	EUR 100,00
Paid-up capital	EUR 0,00

Company

Trade name	Cboe Europe Indices B.V.
Company start date	16-12-2019 (registration date: 17-12-2019)
Activities	SBI-code: 6611 - Administration of financial markets
Employees	0

Establishment

Establishment number	000044428588
Trade name	Cboe Europe Indices B.V.
Visiting address	Gustav Mahlerlaan 1212, 1081LA Amsterdam
Telephone number	+31208546100
Date of incorporation	16-12-2019 (registration date: 17-12-2019)
Activities	SBI-code: 6611 - Administration of financial markets For further information on activities, see Dutch extract.
Employees	0

Sole shareholder

Name	Cboe Worldwide Holdings Limited
Visiting address	11 Monument Street, 5th Floor The Monument Building, EC3R 8AF, Londen, United Kingdom
Registered in	Companies Registration Office Companies House, United Kingdom under number 10471829
Sole shareholder since	16-12-2019 (registration date: 17-12-2019)

Business Register extract
Netherlands Chamber of Commerce

CCI number 76666727

Executive board member

Name	Hilhorst, Ruben
Date of birth	23-06-1968
Date of entry into office	16-12-2019 (registration date: 17-12-2019)
Title	uitvoerende bestuurder
Powers	Solely/independently authorised

Non-executive board member

Name	Howson, David
Date of birth	27-09-1976
Date of entry into office	16-12-2019 (registration date: 17-12-2019)
Title	niet uitvoerende bestuurder
Powers	Solely/independently authorised

Extract was made on 17-12-2019 at 11.51 hours.

NORTON ROSE FULBRIGHT

CERTIFIED COPY

DEED OF INCORPORATION

CBOE EUROPE INDICES B.V.

corporate seat in Amsterdam

Executed before G.J. van Rijthoven, civil law notary in Amsterdam,

on 16 December 2019.

NOTARY-#3997197-v1

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
Rembrandt Tower 24e verdieping
Amstelplein 1 1096 HA Amsterdam

AKTE VAN OPRICHTING
CBOE EUROPE INDICES B.V.

Heden, zestien december tweeduizend negentien verscheen voor mij, mr. Geert-Jan van Rijthoven, notaris te Amsterdam, Nederland (de **Notaris**): ——————————

mr. Kirsten Brigitta van Vliet, geboren te Dronten, op twaalf februari negentienhonderdtweeënentachtig, te dezer zake woonplaats kiezende ten kantore van de Notaris (Amstelplein 1, vierentwintigste verdieping, 1096 HA Amsterdam),——————

te dezen handelend als schriftelijk gevolmachtigde blijkens één (1) onderhandse akte van volmacht, welke aan deze akte wordt gehecht, van: ——————————

Cboe Worldwide Holdings Limited, een besloten vennootschap met beperkte aansprakelijkheid opgericht naar het recht van Engeland en Wales, kantoorhoudende te: 5th Floor The Monument Building, 11 Monument Street, Londen, EC3R 8AF, Verenigd Koninkrijk, ingeschreven bij het *Companies House* onder nummer 10471829 (de **Oprichter**). De verschijnende persoon, handelend als gemeld, verklaarde voor en namens de Oprichter een besloten vennootschap met beperkte aansprakelijkheid op te richten met de volgende:——————————

STATUTEN

Begripsbepalingen

Artikel 1

In de statuten wordt verstaan onder:

a. algemene vergadering: het orgaan dat gevormd wordt door aandeelhouders met stemrecht en andere stemgerechtigden, dan wel de bijeenkomst van aandeelhouders en andere vergadergerechtigden;

b. jaarrekening: de balans en de winst- en verliesrekening met de toelichting;

c. schriftelijk: elk via gangbare communicatiemiddelen, hieronder mede begrepen doch niet beperkt tot telefax of e-mail, overgebracht en op schrift ontvangen bericht;

d. vergaderrecht: het recht om, in persoon of bij schriftelijk gevolmachtigde, de algemene vergadering bij te wonen en daar het woord te voeren;

e. vergadergerechtigden: aandeelhouders, certificaathouders, en/of vruchtgebruikers en/of pandhouders met vergaderrecht.

Naam en zetel

Artikel 2

2.1 De vennootschap draagt de naam **Cboe Europe Indices B.V.**

2.2 De vennootschap heeft haar zetel te Amsterdam.

Doel

Artikel 3

Het doel van de vennootschap is:

a. het verlenen van diensten, inclusief als beheerder van benchmarks;

b. het oprichten van, deelnemen in en het bestuur voeren over andere vennootschappen en ondernemingen;

c. het verlenen van diensten op administratief, technisch, financieel, economisch of bestuurlijk gebied aan andere vennootschappen, personen en ondernemingen;

d. het verkrijgen, vervreemden, beheren en exploiteren van roerende en onroerende zaken en andere goederen, daaronder begrepen patenten, merkrechten, licenties, vergunningen en andere industriële eigendomsrechten;

KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE

e. het ter leen opnemen en/of ter leen verstrekken van gelden;

f. het verstrekken van garanties, het verlenen van steun danwel het stellen van zekerheid, het zich op andere wijze sterk maken voor of zich hoofdelijk naast of voor anderen dan wel anderszins verbinden met betrekking tot verplichtingen van de vennootschap, groepsmaatschappijen of anderszins;

g. het verstrekken van vrijwaringen ten behoeve van, dan wel het aangaan van vrijwaringsovereenkomsten met groepsmaatschappijen, of met derden, alsmede het zich op andere wijze hoofdelijk verbinden met of voor andere partijen;

h. het aangaan van, het voorzetten en het deelnemen in financiële transacties en transacties van allerlei aard, alsmede het nemen van alle stappen die nodig zullen zijn voor het bereiken van dergelijke transacties,

het vorenstaande al of niet in samenwerking met derden en met inbegrip van het verrichten en bevorderen van alle handelingen die daarmede direct of indirect verband houden, alles in de ruimste zin.

Kapitaal en aandelen

Artikel 4

4.1 Het kapitaal van de vennootschap bestaat uit een of meer aandelen van nominaal één euro (EUR 1) elk.
Op deze aandelen kan in de algemene vergadering stemrecht worden uitgeoefend.

4.2 Alle aandelen luiden op naam en zijn doorlopend genummerd van 1 af. Aandeelbewijzen worden niet uitgegeven.

Register van aandeelhouders

Artikel 5

5.1 Het bestuur houdt een register waarin de namen en adressen van alle aandeelhouders zijn opgenomen, met vermelding van de datum waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening, alsmede van het op ieder aandeel gestorte bedrag. In het register worden tevens opgenomen: de namen en adressen van alle overige vergadergerechtigden en iedere vruchtgebruiker en/of pandhouder zonder vergaderrecht, met vermelding van de datum waarop zij het recht hebben verkregen, de datum van erkenning of betekening alsmede een vermelding welke aan de aandelen verbonden rechten hun overeenkomstig de leden 2 en 4 van de artikelen 2:197 en 2:198 van het Burgerlijk Wetboek toekomen. ———

5.2 Iedere vergadergerechtigde en iedere vruchtgebruiker en pandhouder zonder vergaderrechten verschaffen aan het bestuur tijdig de nodige gegevens als bedoeld in lid 1 van dit artikel. Indien tevens een elektronisch adres bekend wordt gemaakt ter opneming in het register, houdt deze bekendmaking tevens de instemming in om alle kennisgevingen en mededelingen alsmede oproepingen voor een algemene vergadering langs elektronische weg toegezonden te krijgen. ———

5.3 Het register wordt regelmatig bijgehouden, daarin wordt mede aangetekend elk ontslag van aansprakelijkheid voor nog niet gedane stortingen. Alle inschrijvingen en aantekeningen in het register worden getekend door een bestuurder.———

5.4 Het bestuur verstrekt desgevraagd aan een vergadergerechtigde en iedere vruchtgebruiker of pandhouder zonder vergaderrechten kosteloos een uittreksel uit het register met betrekking tot zijn recht op een aandeel. ———

5.5 Het bestuur legt het register ten kantore van de vennootschap ter inzage van de vergadergerechtigden. De gegevens van het register omtrent niet volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt ten hoogste tegen kostprijs verstrekt. ———

<u>Uitgifte van aandelen</u> ———

<u>Artikel 6</u>———

De vennootschap kan slechts aandelen uitgeven ingevolge een besluit van het bestuur. —

<u>Voorwaarden van uitgifte. Voorkeursrecht</u> ———

<u>Artikel 7</u>———

7.1 Bij het besluit tot uitgifte van aandelen worden de koers en de verdere voorwaarden van uitgifte bepaald. Voor uitgifte van aandelen is vereist een daartoe bestemde, ten overstaan van een in Nederland gevestigde notaris verleden akte, waarbij de betrokkenen partij zijn. ———

7.2 Iedere aandeelhouder heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn aandelen, met inachtneming van de beperkingen volgens de wet.

7.3 Een gelijk voorkeursrecht hebben de aandeelhouders bij het verlenen van rechten tot het nemen van aandelen.

7.4 Het in de vorige leden van dit artikel bedoelde voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten door het tot uitgifte bevoegde orgaan.

<u>Storting op aandelen</u>

<u>Artikel 8</u>

8.1 Bij het nemen van een aandeel moet daarop het gehele nominale bedrag worden gestort. Bedongen kan worden dat het nominale bedrag of een deel daarvan eerst behoeft te worden gestort nadat de vennootschap het zal hebben opgevraagd.

8.2 Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen. Storting in een andere geldeenheid dan die waarin het nominale bedrag van de aandelen luidt, kan slechts geschieden met toestemming van de vennootschap.

<u>Inkoop eigen aandelen</u>

<u>Artikel 9</u>

9.1 Het bestuur beslist met in achtneming van het dienaangaande in de wet bepaalde over de verkrijging van volgestorte aandelen of certificaten daarvan in het kapitaal van de vennootschap. Verkrijging door de vennootschap van niet volgestorte aandelen of certificaten daarvan in haar kapitaal is nietig.

9.2 Verkrijging van eigen aandelen is niet toegestaan indien en voorzover door die verkrijging niet ten minste één aandeel door een ander dan de vennootschap of een dochtermaatschappij wordt gehouden.

9.3 Ingeval van een verkrijging onder algemene titel door de vennootschap van aandelen als gevolg waarvan de vennootschap samen met haar dochtermaatschappijen alle aandelen houdt, is het bepaalde in artikel 2:207a lid 2 van het Burgerlijk Wetboek van toepassing.

Levering van aandelen. Vruchtgebruik. Pandrecht

Artikel 10

10.1 Voor de levering van een aandeel en de levering - daaronder begrepen de vestiging en het doen van afstand - van een beperkt recht op een aandeel, is vereist een daartoe bestemde, ten overstaan van een in Nederland gevestigde notaris verleden akte, waarbij de betrokkenen partij zijn.

10.2 De levering van een aandeel of de levering van een beperkt recht - daaronder begrepen de vestiging en het doen van afstand van een beperkt recht - op een aandeel overeenkomstig lid 1 van dit artikel werkt mede van rechtswege tegenover de vennootschap. Behoudens in het geval dat de vennootschap zelf bij de rechtshandeling partij is, kunnen de aan het aandeel verbonden rechten eerst worden uitgeoefend nadat de vennootschap de rechtshandeling heeft erkend of de akte aan haar is betekend overeenkomstig het dienaangaande in de wet bepaalde.

10.3 Een aandeelhouder kan op een of meer van zijn aandelen een recht van vruchtgebruik of een pandrecht vestigen.

Bij het vestigen van een recht van vruchtgebruik of een pandrecht op een aandeel of nadien schriftelijk kan het stemrecht aan de vruchtgebruiker of de pandhouder worden toegekend.

Bij de vestiging van het vruchtgebruik dan wel pandrecht kan worden bepaald dat de vruchtgebruiker dan wel pandhouder die geen stemrecht heeft, vergaderrecht heeft.

Certificaten

Artikel 11

Aan houders van certificaten van aandelen kunnen geen vergaderrechten worden toegekend.

Overdrachtsbeperkingen

Artikel 12

De overdracht van aandelen is niet beperkt in de zin van artikel 2:195 van het Burgerlijk Wetboek.

Bestuur

Artikel 13

13.1 Het bestuur van de vennootschap bestaat uit een of meer uitvoerende en een of meer niet uitvoerende bestuurders.

13.2 Het aantal bestuurders alsmede het aantal uitvoerende bestuurders en niet uitvoerende bestuurders wordt vastgesteld door de algemene vergadering, met inachtneming van het bepaalde in lid 1 van dit artikel.

13.3 Slechts natuurlijke personen kunnen tot niet uitvoerende bestuurder worden benoemd

Benoeming. Schorsing en ontslag

Artikel 14

14.1 De bestuurders worden benoemd door de algemene vergadering. Een bestuurder wordt benoemd als uitvoerende bestuurder dan wel als niet uitvoerende bestuurder.

14.2 Iedere bestuurder kan te allen tijde door de algemene vergadering worden geschorst of ontslagen. Een uitvoerende bestuurder kan tevens worden geschorst door het bestuur. Een dergelijke schorsing kan te allen tijde door de algemene vergadering worden opgeheven.

14.3 Elke schorsing kan één of meer malen worden verlengd doch in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing of ontslag, dan eindigt de schorsing.

Bezoldiging

Artikel 15

De bezoldiging en de verdere arbeidsvoorwaarden van iedere bestuurder worden vastgesteld door de algemene vergadering.

Voorzitter van het bestuur

Artikel 16

Het bestuur wijst een van de niet uitvoerende bestuurders aan als voorzitter (*Chairperson*) voor een door het bestuur te bepalen termijn.

Bestuurstaak

Artikel 17

17.1 Het bestuur van de vennootschap is behoudens beperkingen volgens deze statuten en met inachtneming van de wet belast met het besturen van de vennootschap.——
Bij de vervulling van hun taak richten de bestuurders zich naar het belang van de vennootschap en de met haar verbonden onderneming. Elke bestuurder draagt verantwoordelijkheid voor de algemene gang van zaken. ——————————

17.2 Met inachtneming van het bepaalde in deze statuten, kan het bestuur een reglement vaststellen waarin regels worden gegeven omtrent de wijze van vergaderen, besluitvorming en de werkwijze van het bestuur.——————————

17.3 De uitvoerende bestuurders zijn belast met het dagelijks bestuur van de vennootschap en de met haar verbonden onderneming. De niet uitvoerende bestuurders houden toezicht op de taakuitoefening door de uitvoerende bestuurders en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. ——————————

17.4 Daarnaast kan het bestuur taken en bevoegdheden toedelen aan individuele bestuurders en/of commissies bestaande uit twee of meer bestuurders. Mits wettelijk toegestaan, kan dit mede inhouden het delegeren van de bevoegdheid van het bestuur tot het nemen van besluiten, mits dit schriftelijk wordt vastgelegd. Een bestuurder of commissie waaraan taken en/of bevoegdheden van het bestuur zijn toegedeeld, is gebonden aan de ter zake door het bestuur te stellen regels. ————

17.5 Het bestuur dient zich te gedragen naar de aanwijzingen van de algemene vergadering. Het bestuur is gehouden de aanwijzingen op te volgen, tenzij deze in strijd zijn met het belang van de vennootschap en de met haar verbonden onderneming. ——————————

<u>Bestuursvergaderingen en -besluitvorming</u> ——————————

<u>Artikel 18</u> ——————————

18.1 Tot vergaderingen van het bestuur kan schriftelijk worden opgeroepen onder vermelding van de te bespreken onderwerpen door de voorzitter of door twee andere bestuurders, met in achtneming van een termijn van twee weken dan wel op kortere termijn indien sprake is van een spoedeisend ondernemingsbelang. ————

18.2 Vergaderingen van het bestuur kunnen ook telefonisch of door middel van andere elektronische communicatiemiddelen worden gehouden. ——————

18.3 Het verhandelde ter vergadering wordt zakelijk weergegeven in notulen vastgelegd.

18.4 Besluiten van het bestuur worden genomen met volstrekte meerderheid van de uitgebrachte stemmen. Iedere bestuurder heeft één stem. Bij staking van stemmen is het voorstel verworpen. ——————

18.5 Indien een bestuurder een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de vennootschap en de met haar verbonden onderneming neemt hij niet deel aan de beraadslaging en besluitvorming. Wanneer hierdoor geen bestuursbesluit kan worden genomen, wordt het besluit genomen door de algemene vergadering. ——————

18.6 Het bestuur kan buiten vergadering besluiten nemen mits alle bestuursleden met deze wijze van besluitvorming instemmen en alle bestuurder zich schriftelijk voor het voorstel hebben uitgelaten. Het resultaat van de stemming wordt schriftelijk vastgelegd.——————

<u>Vertegenwoordiging</u>——————

<u>Artikel 19</u> ——————

19.1 Het bestuur vertegenwoordigt de vennootschap. De bevoegdheid de vennootschap te vertegenwoordigen komt mede aan iedere bestuurder toe. ——————

19.2 Het bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Elk van hen vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. Hun titulatuur wordt door het bestuur bepaald. ——————

19.3 Rechtshandelingen van de vennootschap jegens de houder van alle aandelen in het kapitaal van de vennootschap of jegens een deelgenoot in een huwelijksgemeenschap of in een gemeenschap van geregistreerd partnerschap waartoe alle aandelen in het kapitaal van de vennootschap behoren, waarbij de vennootschap wordt vertegenwoordigd door deze aandeelhouder of door een van de deelgenoten, worden schriftelijk vastgelegd. Voor de toepassing van de vorige zin worden aandelen gehouden door de vennootschap of haar dochtermaatschappijen niet meegeteld. Het hierboven in dit lid bepaalde is niet van toepassing op rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de vennootschap behoren.

Goedkeuring bestuursbesluiten

Artikel 20

20.1 De algemene vergadering is bevoegd besluiten van het bestuur aan haar goedkeuring te onderwerpen. Dergelijke besluiten dienen duidelijk omschreven te worden en schriftelijk aan het bestuur te worden meegedeeld.

20.2 Het ontbreken van goedkeuring als bedoeld in dit artikel tast de vertegenwoordigingsbevoegdheid van het bestuur of de bestuurders niet aan.

Ontstentenis of belet

Artikel 21

Ingeval van ontstentenis of belet van een of meer bestuurders zijn de overblijvende bestuurders of is de enig overblijvende bestuurder tijdelijk met het bestuur belast, ook indien alsdan niet langer aan het bepaalde in artikel 13 lid 1 van deze statuten wordt voldaan. Ingeval van ontstentenis of belet van alle uitvoerende bestuurders, zijn de niet-uitvoerende bestuurders tijdelijk met het bestuur van de vennootschap belast met de bevoegdheid het bestuur van de vennootschap tijdelijk aan één of meer personen, al dan niet uit hun midden, op te dragen. Ingeval van ontstentenis van alle bestuurders neemt de algemene vergadering zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

Onder belet wordt hier verstaan (i) schorsing dan wel (ii) afwezigheid gedurende een termijn van (meer dan) vijf (5) dagen zonder contact tussen de bestuurder en de vennootschap, ten gevolge van ziekte, verblijf in het buitenland dan wel anderszins. De algemene vergadering kan in een voormeld geval een andere termijn vaststellen.

Boekjaar. Jaarrekening

Artikel 22

22.1 Het boekjaar valt samen met het kalenderjaar.

22.2 Jaarlijks binnen vijf maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste vijf maanden door de algemene vergadering op grond van bijzondere omstandigheden, wordt door het bestuur een jaarrekening opgemaakt.

22.3 De jaarrekening wordt ondertekend door de bestuurders. Ontbreekt de ondertekening van een of meer bestuurders, dan wordt daarvan onder opgave van reden melding gemaakt.

22.4 De algemene vergadering stelt de jaarrekening vast.

22.5 Een besluit tot vaststelling van de jaarrekening strekt niet tevens tot kwijting aan een bestuurder. De algemene vergadering kan besluiten tot gehele of gedeeltelijke kwijting aan een of meer bestuurders.

22.6 Het bepaalde in artikel 2:210 lid 5 van het Burgerlijk Wetboek is niet van toepassing en, dienovereenkomstig, indien alle aandeelhouders tevens bestuurders van de vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders niet als vaststelling van de jaarrekening als bedoeld in lid 4 van dit artikel.

22.7 De vennootschap zal, indien daartoe wettelijk verplicht, een daartoe gekwalificeerde accountant opdracht verlenen tot het onderzoek van de boeken. Tot het verlenen van deze opdracht is de algemene vergadering of, zo deze hiertoe niet overgaat, het bestuur bevoegd.

<u>Winst</u>

<u>Artikel 23</u>

23.1 Het bestuur is bevoegd tot bestemming van de winst die door de vaststelling van de jaarrekening is bepaald alsmede tot vaststelling van tussentijdse uitkeringen uit de winst of uitkeringen uit reserves voorzover het eigen vermogen groter is dan de reserves die krachtens de wet moeten worden aangehouden. Een besluit tot uitkering zal niet worden genomen door het bestuur indien het weet of redelijkerwijs behoort te voorzien dat de vennootschap na de uitkering niet zal kunnen blijven voortgaan met het betalen van haar opeisbare schulden.

23.2 Bij de berekening van de verdeling van een uitkering tellen de aandelen die de vennootschap in haar kapitaal houdt dan wel waarvan zij certificaten van aandelen houdt niet mee, tenzij op zodanige aandelen of certificaten een recht van vruchtgebruik of een pandrecht rust ten behoeve van een ander dan de vennootschap of van deze aandelen certificaten zijn uitgegeven ten gevolge waarvan het winstrecht toekomt aan de vruchtgebruiker, pandhouder of houder van die certificaten.

23.3 Ten laste van door de wet voorgeschreven reserves mag een tekort slechts worden gedelgd voor zover de wet dat toestaat.

23.4 Uitkeringen van winst zijn onmiddellijk na vaststelling daarvan betaalbaar, tenzij het bestuur bij het desbetreffende besluit een ander tijdstip heeft vastgesteld.

23.5 De vordering tot betaling van een uitkering verjaart door verloop van vijf jaren nadat zij betaalbaar is gesteld.

23.6 Het bestuur kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld zullen worden uitgekeerd.

<u>Algemene vergaderingen</u>

<u>Artikel 24</u>

24.1 Tijdens het boekjaar van de vennootschap wordt ten minste een algemene vergadering gehouden, tenzij ter zake van de onderwerpen als bedoeld in lid 2 van dit artikel is besloten overeenkomstig artikel 33 van deze statuten.

24.2 De agenda van de jaarlijkse algemene vergadering vermeldt onder meer de volgende punten:

a. de behandeling van het bestuursverslag, tenzij de vennootschap op grond van de wet is vrijgesteld van de verplichting een bestuursverslag op te maken;
b. de vaststelling van de jaarrekening;
c. het verlenen van kwijting aan de bestuurders ter zake van het door hen gevoerde beleid;
d. vaststelling van de winstbestemming;
e. voorziening in eventuele vacatures;

f. andere voorstellen door het bestuur, dan wel vergadergerechtigden tezamen vertegenwoordigende ten minste één honderdste gedeelte van het geplaatste kapitaal, aan de orde gesteld en aangekondigd met inachtneming van lid 4 van artikel 26 van deze statuten.

24.3 De hiervoor bedoelde onderwerpen behoeven op die agenda niet te worden opgenomen, indien de termijn voor het opmaken van de jaarrekening en, indien van toepassing, het overleggen van het bestuursverslag is verlengd of een voorstel daartoe op die agenda is geplaatst.

Andere vergaderingen

Artikel 25

25.1 Andere algemene vergaderingen worden gehouden zo dikwijls als het bestuur zulks nodig acht.

25.2 Een of meer houders van aandelen en andere vergadergerechtigden die alleen of gezamenlijk ten minste een honderdste gedeelte van het geplaatste kapitaal vertegenwoordigen, kunnen aan het bestuur schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een algemene vergadering bijeen te roepen. Het bestuur treft de nodige maatregelen opdat de algemene vergadering binnen vier weken na het verzoek kan worden gehouden, tenzij een zwaarwichtig belang van de vennootschap zich daartegen verzet. Indien het bestuur niet binnen vier weken tot oproeping is overgegaan zodanig dat de algemene vergadering binnen zes weken na het verzoek kan worden gehouden, zijn de verzoekers zelf tot bijeenroeping bevoegd.

Oproeping. Agenda

Artikel 26

26.1 De algemene vergaderingen worden onverminderd het bepaalde in lid 2 van artikel 25 van deze statuten bijeengeroepen door het bestuur.

26.2 De oproeping geschiedt niet later dan op de achtste dag vóór die van de algemene vergadering.

26.3 De oproeping vermeldt de te behandelen onderwerpen. Onderwerpen die niet bij de oproeping zijn vermeld, kunnen nader worden aangekondigd met inachtneming van de in dit artikel gestelde vereisten.

26.4 Vergadergerechtigden, tezamen vertegenwoordigend ten minste één honderdste gedeelte van het geplaatste kapitaal, kunnen het bestuur verzoeken één of meer onderwerpen te agenderen voor behandeling op de eerstkomende algemene vergadering. Het bestuur dient tot agendering hiervan over te gaan, tenzij een zwaarwegend belang van de vennootschap zich daartegen verzet. Indien de oproeping als bedoeld in lid 3 van dit artikel voor de eerstkomende algemene vergadering reeds is verzonden en er minder dan dertig dagen zijn gelegen tussen het agenderingsverzoek en de dag van de eerstkomende algemene vergadering, vindt agendering van de aangemelde onderwerpen plaats op de daarna volgende algemene vergadering.

Plaats van de vergaderingen

Artikel 27

De algemene vergaderingen worden gehouden in Nederland in de gemeente waar de vennootschap haar statutaire zetel heeft dan wel waar de vennootschap haar hoofdvestiging heeft.

Afwijking van de oproepingstermijn, agenda en/of plaats van de algemene vergadering

Artikel 28

Indien aan een of meer van de in lid 2 en lid 3 van artikel 26 van deze statuten bedoelde vereisten niet is voldaan, kunnen in een algemene vergadering slechts geldige besluiten worden genomen indien alle vergadergerechtigden ermee hebben ingestemd dat de besluitvorming over de voorgestelde onderwerpen plaatsvindt en de bestuurders voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld om advies uit te brengen. Het voorgaande is van overeenkomstige toepassing indien niet is voldaan aan het vereiste van artikel 27 van deze statuten, mits alle vergadergerechtigden ermee hebben ingestemd dat de besluitvorming plaatsvindt op de voorgestelde plaats.

Voorzitterschap. Secretaris

Artikel 29

De algemene vergadering voorziet zelf in haar voorzitterschap. De voorzitter wijst een secretaris aan.

Notulen. Aantekeningen

Artikel 30

30.1 Van het verhandelde in elke algemene vergadering worden notulen gehouden door de secretaris. De notulen worden vastgesteld door de voorzitter en de secretaris en ten blijke daarvan door hen getekend.

30.2 De voorzitter of degene die de algemene vergadering heeft belegd, kan bepalen dat van het verhandelde een notarieel proces-verbaal van vergadering wordt opgemaakt. Het proces-verbaal wordt mede door de voorzitter ondertekend.

30.3 Het bestuur houdt aantekening van de besluiten van de algemene vergadering, welke ten kantore van de vennootschap ter inzage liggen voor de vergadergerechtigden. Aan ieder van de vergadergerechtigden wordt desgevraagd een afschrift of uittreksel van deze aantekeningen verschaft tegen ten hoogste de kostprijs.

30.4 Indien het bestuur ter vergadering niet is vertegenwoordigd, draagt de voorzitter van de algemene vergadering ervoor zorg dat het bestuur zo spoedig mogelijk na de algemene vergadering een afschrift van de genomen besluiten wordt verstrekt.

Vergaderrechten. Toegang

Artikel 31

31.1 Iedere vergadergerechtigde is bevoegd in persoon of bij schriftelijk gevolmachtigde de algemene vergadering bij te wonen en daarin het woord te voeren.

31.2 Iedere vergadergerechtigde die ter vergadering aanwezig is moet de presentielijst tekenen. De vergadergerechtigde of zijn vertegenwoordiger die door middel van een elektronisch communicatiemiddel aan de algemene vergadering deelneemt, wordt door de voorzitter van de vergadering geïdentificeerd op de wijze als bepaald in de voorwaarden als bedoeld in lid 5 van dit artikel. De naam van de vergadergerechtigde en de naam van zijn eventuele vertegenwoordiger die door middel van een elektronisch communicatiemiddel aan de algemene vergadering deelneemt wordt aan de presentielijst toegevoegd.

31.3 De bestuurders hebben als zodanig in de algemene vergadering een raadgevende stem.

31.4 Omtrent toelating van andere dan de hiervoor in dit artikel genoemde personen beslist de algemene vergadering.

31.5 Het bestuur kan bepalen dat een vergadergerechtigde of zijn vertegenwoordiger tevens bevoegd is om door middel van een elektronisch communicatiemiddel aan de algemene vergadering deel te nemen, daarin het woord te voeren en het stemrecht uit te oefenen. Het bestuur stelt de voorwaarden voor elektronische deelname aan de vergadering als bedoeld in de vorige volzin vast en maakt deze bij de oproeping bekend. Deze voorwaarden bevatten in ieder geval de wijze waarop de vergadergerechtigde of zijn vertegenwoordiger via het elektronische communicatiemiddel kan worden geïdentificeerd, op welke wijze de vergadergerechtigde of zijn vertegenwoordiger rechtstreeks kan kennisnemen van de verhandelingen ter vergadering en op welke wijze een stemgerechtigde of zijn vertegenwoordiger het stemrecht kan uitoefenen.

Besluitvorming algemene vergadering

Artikel 32

32.1 Elk aandeel geeft recht op het uitbrengen van één stem.

32.2 De vennootschap kan op aandelen die zij houdt in haar eigen kapitaal, geen stem uitbrengen; evenmin kan op een aandeel waarvan de vennootschap de certificaten houdt een stem worden uitgebracht. Het bepaalde in de vorige zin geldt ook voor dochtermaatschappijen van de vennootschap die aandelen of certificaten in het kapitaal van de vennootschap houden.

32.3 Bij de vaststelling in hoeverre het kapitaal ter vergadering vertegenwoordigd is, wordt geen rekening gehouden met aandelen, waarvoor op grond van het vorenstaande geen stem kan worden uitgebracht.

32.4 Voor zover de wet of deze statuten geen grotere meerderheid voorschrijven worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen.

32.5 Staken de stemmen bij verkiezing van personen, dan beslist het lot. Staken de stemmen bij een andere stemming dan is het voorstel verworpen.

32.6 Blanco stemmen en nietige stemmen gelden als niet uitgebracht.

32.7 De voorwaarden als bedoeld in lid 5 van artikel 31 van deze statuten vermelden op welke wijze een stemgerechtigde via een elektronisch communicatiemiddel aan de stemming kan deelnemen.

Besluitvorming buiten vergadering

Artikel 33

33.1 Vergadergerechtigden aan wie het stemrecht toekomt kunnen alle besluiten die zij in vergadering kunnen nemen buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

Een besluit buiten vergadering is slechts geldig indien alle vergadergerechtigden met deze wijze van besluitvorming schriftelijk hebben ingestemd en voorts schriftelijk een zodanig aantal stemmen ten gunste van het desbetreffende voorstel is uitgebracht als wordt voorgeschreven door de wet en/of deze statuten. Het uitbrengen van een stem ten gunste van het desbetreffende voorstel geldt tevens als instemming met de wijze van besluitvorming als bedoeld in de vorige zin.

33.2 Aan het vereiste van schriftelijkheid van stemmen wordt tevens voldaan indien het besluit onder vermelding van de wijze waarop ieder der vergadergerechtigden aan wie het stemrecht toekomt heeft gestemd schriftelijk is vastgelegd.

33.3 Degenen die buiten vergadering een besluit hebben genomen, doen van het aldus genomen besluit onverwijld mededeling aan het bestuur.

Oproepingen en kennisgevingen

Artikel 34

Alle oproepingen voor de algemene vergaderingen en alle kennisgevingen aan vergadergerechtigden geschieden schriftelijk aan de adressen volgens het register van aandeelhouders, met inachtneming van het bepaalde in lid 2, laatste volzin, van artikel 5 van deze statuten.

Statutenwijziging

Artikel 35

De algemene vergadering is bevoegd te besluiten tot wijziging van de statuten. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging wordt gedaan, moet zulks steeds bij de oproeping van de algemene vergadering worden vermeld en moet tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap ter inzage worden gelegd voor vergadergerechtigden tot de afloop van de vergadering.

Ontbinding en Vereffening

Artikel 36

36.1 De vennootschap wordt ontbonden door een besluit van de algemene vergadering. Wanneer aan de algemene vergadering een voorstel tot ontbinding wordt gedaan, moet dat bij de oproeping tot de vergadering worden vermeld.

36.2 Indien de vennootschap wordt ontbonden ingevolge een besluit van de algemene vergadering, worden de bestuurders vereffenaars van het vermogen van de ontbonden vennootschap tenzij de algemene vergadering andere personen daartoe aanwijst.

36.3 De vereffenaars hebben dezelfde bevoegdheden, plichten en aansprakelijkheden als bestuurders, voor zover deze verenigbaar zijn met hun taak als vereffenaar.

36.4 Hetgeen na voldoening van de schulden is overgebleven wordt uitgekeerd aan de aandeelhouders naar evenredigheid van het gezamenlijk nominaal bedrag van ieders aandelen.

36.5 Nadat de vennootschap heeft opgehouden te bestaan worden de boeken, bescheiden en andere gegevensdragers gedurende zeven jaren bewaard door degene die daartoe door de vereffenaars is aangewezen.

Overgangsbepaling

Artikel 37

Het eerste boekjaar eindigt op eenendertig december tweeduizend twintig. Dit artikel vervalt tezamen met zijn opschrift na verloop van het eerste boekjaar.

Slotverklaringen

KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE

Ten slotte heeft de verschijnende persoon, handelend als vermeld, verklaard: ——————

a. Het bij de oprichting geplaatste kapitaal van de vennootschap bedraagt eenhonderd euro (EUR 100), bestaande uit eenhonderd (100) aandelen, genummerd 1 tot en met 100 (de **Aandelen**). De Aandelen in het kapitaal van de vennootschap zijn geplaatst bij de Oprichter. De Aandelen zijn a pari geplaatst. Storting in een andere geldeenheid dan die waarin de nominale waarde van de Aandelen luidt, is toegestaan. Bedongen is dat het nominale bedrag eerst behoeft te worden gestort nadat de vennootschap het zal hebben opgevraagd. ——————

b. De volgende personen worden hierbij tot eerste bestuurders van de vennootschap benoemd: ——————

   (i) **David Howson**, geboren te Leicester, Verenigd Koninkrijk, op zevenentwintig september negentienhonderdzesenzeventig, als niet uitvoerende bestuurder; en ——————

   (ii) **Ruben Hilhorst**, geboren te Bussum, Nederland, op drieëntwintig juni negentienhonderdachtenzestig, als uitvoerende bestuurder. ——————

De in deze akte gebruikte onderstreepte opschriften zijn slechts indicatief bedoeld. ——————

De verschijnende persoon is mij, Notaris, bekend. ——————

——————WAARVAN AKTE,

verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. De inhoud van de akte is aan de verschijnende persoon opgegeven en toegelicht. De verschijnende persoon heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud van deze akte te hebben kennis genomen en met de inhoud in te stemmen. Deze akte is beperkt voorgelezen en onmiddellijk daarna ondertekend, eerst door de verschijnende persoon en vervolgens door mij, Notaris. ——————

(Volgt ondertekening)

UITGEGEVEN VOOR AFSCHRIFT

Mr. G.J. VAN RIJTHOVEN * NOTARIS TE AMSTERDAM *

GJVR/KIVA/1001035652

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
24th floor Rembrandt Tower
Amstelplein 1 1096 HA Amsterdam
PO Box 94142 1090 GC Amsterdam
The Netherlands

<u>The undersigned</u>:

Geert-Jan van Rijthoven, a civil law notary in Amsterdam, declares that the attached document is a fair English translation of the deed of incorporation of the private company with limited liability: **Cboe Europe Indices B.V.**, having its corporate seat in Amsterdam, executed on the sixteenth day of December two thousand and nineteen.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will govern by law.

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
Rembrandt Tower 24thfloor
Amstelplein 1 1096 HA Amsterdam
The Netherlands

DEED OF INCORPORATION
CBOE EUROPE INDICES B.V.

On this day, the sixteenth day of December, two thousand and nineteen, appeared before me, Geert-Jan van Rijthoven, civil law notary in Amsterdam (the **Notary**):

Kirsten Brigitta van Vliet, born in Dronten, on the twelfth day of February nineteen hundred and eighty-two, for these purposes electing as her domicile the office of the Notary (1096 HA Amsterdam, Amstelplein 1, twenty-fourth floor),

acting upon written power of attorney - as evidenced by one (1) private deed of power of attorney which will be attached to this deed - granted by:

Cboe Worldwide Holdings Limited, a private limited company incorporated under the laws of England and Wales, having its registered office address at 5th Floor The Monument Building, 11 Monument Street, London, EC3R 8AF, United Kingdom, registered with the Companies House under number 10471829 (the **Incorporator**).

The appearing person, acting in said capacity, stated on behalf of the Incorporator to incorporate by means of this deed a private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) under the laws of the Netherlands, with the following:

ARTICLES OF ASSOCIATION

Definition of terms

Article 1

In these articles of association, the following terms have the following meanings:

a. general meeting: the corporate body formed by the shareholders with voting rights and other holders of voting rights, as well as the meeting of shareholders and other holders of a right to attend meetings;

b. annual financial statements: the balance sheet and the profit and loss account, plus the explanatory notes thereto;

c. in writing/written: in the form of any message transmitted and received in writing via any normal means of communication, including fax or e-mail;

d. right to attend meetings: the right to attend and address the general meeting in person or by written power of attorney holder;

e. holders of a right to attend meetings: shareholders, holders of depositary receipts for shares and/or usufructuaries and/or pledgees with a right to attend meetings.

Name and registered office

Article 2

2.1 The company's name is **Cboe Europe Indices B.V.**

2.2 The company has its corporate seat in Amsterdam.

Objects

Article 3

The objects of the company are:

a. to provide any services including as a benchmark administrator;

b. to incorporate, participate in and conduct the management of other companies and enterprises;

c. to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;

d. to acquire, dispose of, manage and operate real property, personal property and other goods, including patents, trademark rights, licences, permits and other industrial property rights;

e. to borrow and/or lend money;

f. to provide guarantees, provide support or security, warrant the performance of and/or in any other way assume liability, whether jointly and severally or otherwise, for or in respect of obligations of the Company or group companies or otherwise;

g. to provide indemnities for the benefit of or to enter into indemnity agreements with group companies or with third parties or engage itself as jointly and severally liable along with or for other parties; and

h. to enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.

Capital and shares

Article 4

4.1 The share capital of the company consists of one or more shares with a nominal value of one euro (EUR 1) each. On these shares voting rights can be exercised in the general meeting.

4.2 The shares are registered and are numbered consecutively from 1 onwards. No share certificates will be issued.

Shareholders' register

Article 5

5.1 The company's management board keeps a register in which the names and addresses of all the holders of shares are recorded, specifying the date on which they acquired their shares, the date of acknowledgment by or service upon the company and the amount paid up on each share. The register must also contain the names and addresses of all other holders of a right to attend meetings and each usufructuary and/or pledgee without a right to attend meetings, specifying the date on which they acquired their respective right, the date of acknowledgment by or service upon the company and the rights attached to the shares which are vested in them under articles 2:197 and 2:198, paragraphs 2 and 4 of the Dutch Civil Code.

5.2 Each holder of a right to attend meetings and each usufructuary and pledgee without a right to attend meetings shall provide the necessary details as referred to in paragraph 1 of this article timely to the company. If also an electronic address to be recorded in the register is provided, this notification also includes the consent to receive by electronic means of communication all notices, notifications, as well as convocations for a general meeting.

5.3 The register shall be updated regularly and the grant of each release from liability for payments not yet made shall be recorded therein. All entries or notes in the register shall be signed by a director.

5.4 Upon request and free of charge, the management board shall provide each holder of a right to attend meetings and each usufructuary or pledgee without a right to attend meetings with an extract from the register in respect of their rights to a share.

5.5 The management board shall make the register available at the company's offices for inspection by the holders of a right to attend meetings. The particulars in the register in respect of shares which have not been paid up in full shall be available for public inspection and a copy or extract of such particulars shall be provided at no more than cost.

Issue of shares

Article 6

The company may issue shares only pursuant to a resolution of the management board.

Conditions for issuing of shares. Pre-emptive rights

Article 7

7.1 Any resolution to issue shares shall also specify the price and any further conditions in connection with the issue. The issuing of shares shall require a deed to be executed for this purpose before a civil-law notary practicing in the Netherlands, to which the parties involved shall be parties.

7.2 With due observance of statutory restrictions, each shareholder shall have a pre-emption right on any share issue in proportion to the aggregate amount of its shares.

7.3 Shareholders shall have a similar pre-emption right with respect to the granting of rights to subscribe for shares.

7.4 The pre-emption rights described in the previous paragraphs of this article may be limited or suspended for each single issue by the body authorized to issue shares.

Payment on shares

Article 8

8.1 On subscription for a share, payment must be made of its nominal amount. It may be provided that the nominal amount or a part thereof, need only be paid after the company has called it up.

8.2 Payment on a share must be made in cash unless another form of contribution has been agreed. Payment may be made in another currency than the currency of the nominal amount of the shares, but only with the company's consent.

Acquisition of own shares

Article 9

9.1 With due observance of the relevant statutory provisions, the management board decides on the acquisition of fully paid-up shares or depositary receipts for shares in the capital of the company. The acquisition by the company of shares or depository receipts for shares in its capital that are not fully paid-up shall be null and void.

9.2 The acquisition is not permitted if and to the extent that pursuant to that acquisition not at least one share shall be held by someone other than the company or one of its subsidiaries.

9.3 In case of acquisition under universal title by the company of its shares, as a result of which the company together with its subsidiaries will hold all shares, the provision of article 2:207a paragraph 2 Dutch Civil Code applies.

Transfer of shares. Usufruct. Right of pledge

Article 10

10.1 The transfer of shares and the transfer - including the creation and disposal - of any restricted rights attached to shares require a notarial deed to that effect drawn up between those involved as parties and executed before a civil-law notary authorized to practice in the Netherlands.

10.2 The transfer of shares and the transfer - including the creation and disposal - of any restricted rights attached to shares in accordance with paragraph 1 of this article, will also be binding on the company by operation of law. Unless the company is a party to the legal act, the rights attached to shares cannot be exercised until the company either acknowledges the legal act or the deed has been served upon the company in accordance with the relevant statutory provisions.

10.3 A shareholder may create a usufruct or pledge on one or more of its shares.
On the establishment of the usufruct or pledge, or afterwards in writing, it may be provided that the voting rights shall be conferred to the usufructuary or pledgee. On the establishment of the usufruct or pledge it may be provided that the usufructuary or pledgee without voting rights has the right to attend meetings.

<u>Depositary receipts for shares</u>

<u>Article 11</u>

The right to attend meetings may not be conferred to holders of depositary receipts for shares.

<u>Transfer restrictions</u>

<u>Article 12</u>

A transfer of shares is not restricted within the meaning of article 2:195 Dutch Civil Code.

<u>Management board</u>

<u>Article 13</u>

13.1 The Company's management board will consist of one or more executive directors and one or more non-executive directors.

13.2 The number of directors, as well as the number of executive and non-executive directors, is determined by the general meeting, taking into account paragraph 1 of this article.

13.3 Only individuals can be non-executive directors.

Appointment, Suspension and dismissal

Article 14

14.1 Directors will be appointed by the general meeting. A director will be appointed as executive director or as non-executive director.

14.2 The general meeting is authorized to suspend or dismiss a director from office at any time. An executive director may also be suspended by the management board. Such suspension by the management board may, at any time, be discontinued by the general meeting.

14.3 Any suspension may be extended once or more often, but will be limited to a total of three months. The suspension shall expire if no decision has been made by the end of that period either to lift the suspension or to dismiss the director.

Remuneration

Article 15

The remuneration and further conditions of employment of each director are determined by the general meeting.

Chairperson of the management board

Article 16

The management board appoints a non-executive director as chairperson of the management board for a term to be determined by the management board.

Duties and Rights, allocation of duties

Article 17

17.1 Subject to the restrictions set forth in these articles and with due observance of the law, the management board is charged with the management of the company.
In the performance of their duties, the directors will be guided by the interests of the company and its business. Each director is responsible for the general course of affairs.

17.2 With due observance of the provisions of this articles, the management board shall adopt rules and regulations governing the decision-making and working processes of the management board.

17.3 The executive directors are charged with the daily management of the company and the business connected with it. The non-executive directors supervise the performance of duties by the executive directors as well as the general course of affairs of the company and the business connected with it.

17.4 In addition the management board may assign duties and rights to individual directors and/or committees that are composed of two or more directors. To the extent permitted by law, this may also include the delegation of authorities from the management board, provided such delegation is made in writing. A director or committee with delegated duties and/or authorities of the management board must comply with the rules prepared in relation thereto by the management board.

17.5 The management board is required to observe the instructions of the general meeting. The management board must follow the instructions, unless these are contrary to the interests of the company and its business.

Meetings and resolutions of the management board

Article 18

18.1 The chairperson or two other directors are authorized to convene a meeting of the management board in writing stating the topics to be discussed and duly providing a notice of at least two weeks, or on short notice in case of a business urgency.

18.2 Meetings of the management board may also be held by telephone or other electronic means of communication.

18.3 A summary reflection of the matters addressed at the meeting must be recorded in the minutes.

18.4 The management board adopts resolutions by an absolute majority of the votes cast. Each director has one vote. If the votes are equally divided, the proposal is rejected.

18.5 If a director has a direct or indirect personal interest contrary to the interest of the company and its business, he shall not take part in the deliberations and decision-making process. If as a consequence no management board resolution can be adopted, the general meeting shall adopt the resolution.

18.6 The management board may adopt resolutions without convening a meeting, provided that all its members agree to this method of decision-making and express their opinion in writing in favour of the proposal. The result of the vote must be recorded in writing.

Representative authority

Article 19

19.1 The management board represents the company. The authority to represent the company is also vested in each director.

19.2 The authority to appoint officers with a general or special power of attorney is vested exclusively in the management board. Each officer will represent the company within the scope of such officer's authority. The officers' titles are determined by the management board.

19.3 Legal acts by the company with respect to the holder of all the shares or a participant in any marital community property or community property of a registered partnership comprising all the shares in the capital of the company, in which that shareholder or one of the participants represents the company, will be laid down in writing. Shares held by the company or its subsidiaries are disregarded for the purposes of the previous sentence. The foregoing provisions of this paragraph do not apply to legal acts that, under the stipulated conditions, are part of the company's ordinary conduct business.

Approval of board resolutions

Article 20

20.1 The general meeting is authorized to make subject to its approval resolutions by the management board. Any such resolution must be clearly described and reported to the management board in writing.

20.2 The absence of approval as defined in this article will not impair the representative authority of the management board or of the directors.

Absence. Inability to act

Article 21

If one or more director(s) is/are absent or unable to act, the remaining director or directors shall be temporarily entrusted with the management, also in case the requirements of article 13 paragraph 1 of these articles of association are no longer met. In the event of the absence or inability to act of all executive directors, the non-executive directors shall be temporarily charged with the management, with the power to temporarily charge one or more persons, whether or not from their midst, with the company's management. In the event of the absence or inability to act of all the directors, the general meeting shall as soon as possible take the appropriate steps in order to make final arrangements.

Absence as referred to in this article shall mean (i) suspension or (ii) unavailability during a period of (more than) five (5) days without any contact between the director and the company as a result of illness, residence abroad or any other reason. The general meeting may in such a case set another period.

Financial year. Annual financial statements

Article 22

22.1 The company's financial year coincides with the calendar year.

22.2 The management board is required to draw up the annual financial statements within five months of the end of the company's financial year, unless this period has been extended by a maximum of five months by the general meeting on account of special circumstances.

22.3 The annual financial statements must be signed by the directors; if one or more of their signatures are missing, this shall be stated giving the reason therefore.

22.4 The general meeting adopts the annual financial statements.

22.5 A resolution to adopt the annual financial statements shall not at the same time grant discharge to a director. The general meeting may resolve to grant one or more directors full or partial discharge.

22.6 The provisions of article 2:210 paragraph 5 of the Dutch Civil Code do not apply, and, accordingly, if all shareholders are also directors of the company, the signing of the annual financial statements by all directors will not be considered as the adoption of the annual financial statements within the meaning of paragraph 4 of this article.

22.7 If so required by law, the company shall instruct a qualified auditor to examine its accounts and records. The general meeting is authorized to appoint the auditor, or should it not do so, the management board.

Profits

Article 23

23.1 The management board is authorized to the appropriation of the profit that has been determined by adoption of the annual financial statements as well as to determine any interim distributions from the profit or other distributions from reserves in as far as the net assets exceed the reserves which must be maintained by law. A distribution resolution may not be adopted by the management board if it knows or should reasonably know that the company cannot pursue the payment of its debts due after making the proposed distribution.

23.2 The shares held by the company in its own capital and/or the depositary receipts of those shares held by the company are to be disregarded in the calculation of the appropriation of a distribution, unless a right of usufruct or pledge is vested for the benefit of a person other than the company or depositary receipts have been issued for these shares as a result of which the profit right accrues to the usufructuary, pledgee or holder of such depositary receipts.

23.3 A deficit may only be offset against the reserves prescribed by law to the extent permitted by law.

23.4 Distributions are due and payable immediately after they have been declared, unless the management board sets another date in the relevant resolution.

23.5 The claim for the payment of a distribution expires after a period of five years has elapsed, to be calculated from the day on which a distribution becomes payable.

23.6 The management board may resolve that distributions wholly or in part may be made otherwise than in cash.

General meetings

Article 24

24.1 During a financial year at least one general meeting will be held, unless the items as referred to in paragraph 2 of this article have been decided upon in accordance with article 33 of these articles of association.

24.2 The agenda for the annual general meeting shall, amongst other things, set forth the following items:

a. the discussion of the management report, unless the company is exempted from the statutory obligation to draw up a management report;

b. the adoption of the annual financial statements;

c. the granting of discharge to the directors for their management;

d. the determination of the profit appropriation;

e. the filling of any vacancies;

f. any other proposals made by the management board, or holders of a right to attend meetings jointly representing at least one hundredth part of the issued capital, to be brought up for discussion and announced in accordance with the provisions of paragraph 4 of article 26 of these articles of association.

24.3 The agenda does not have to include the items mentioned above, if the term for drawing up the annual financial statements, and if applicable, presenting the management report has been extended or a proposal to that effect has been put on the agenda.

Other meetings

Article 25

25.1 Other general meetings shall be held as often as the management board deems necessary.

25.2 Shareholders and other holders of a right to attend meetings that solely or jointly represent at least one hundredth of the issued capital shall be entitled to request the management board in writing to convene a general meeting, providing a precise list of the subjects to be addressed. The management board takes the necessary steps to hold the general meeting within four weeks of the request, unless there is a compelling reason of the company for not doing so. If the management board has not convened a general meeting within four weeks in such a way that the general meeting can be held within six weeks of the request, those requesting the general meeting are authorized to convene the general meeting themselves.

Convocation of meetings. Agenda

Article 26

26.1 General meetings are convened by the management board, without prejudice to the provisions laid down in paragraph 2 of article 25 of these articles of association.

26.2 Convocation shall take place no less than eight days prior to the day of the general meeting.

26.3 The convening notice shall specify the matters to be addressed. Any matters not specified in the convening notice may be announced later, subject to the requirements set forth in this article.

26.4 Holders of a right to attend meetings, who jointly represent at least one hundredth part of the issued capital, shall be entitled to request the management board to place one or more matters on the agenda for the next general meeting. The management board shall place such matter/matters on the agenda except in the event of a countervailing substantial company interest. If the convening notice - within the meaning of paragraph 3 of this article - for the next general meeting has already been sent out and there are fewer than thirty days between the request for matters to be placed on the agenda and the day of the next general meeting, the said matters shall be placed on the agenda for the next general meeting.

Venue for general meetings

Article 27

General meetings are held in the Netherlands in the municipality where the company maintains its corporate seat pursuant to these articles of association or has its head office.

Deviation of convocation period, agenda and/or venue for general meetings

Article 28

If one or more of the requirements laid down in paragraph 2 and 3 of article 26 of these articles of association have not been met, the general meeting may only adopt legally valid resolutions if all holders of a right to attend meetings have consented that the decision making takes place with respect to the proposed items, and the directors have been given the opportunity to advise prior to the decision making. The previous sentence applies mutatis mutandis if the requirement laid down in article 27 of these articles of association has not been met, provided that all holders of a right to attend meetings have consented that the resolutions will be taken on the proposed venue.

Chair. Secretary

Article 29

The general meeting shall choose its own chairperson. The chairperson appoints a secretary.

Minutes. Records

Article 30

30.1 A secretary to be appointed by the chairperson shall take minutes of the proceedings at each general meeting. The said minutes shall be confirmed and signed in evidence thereof by the chairperson and the secretary.

30.2 The chairperson or the party that convened the general meeting may resolve to have a notarial report made of the business transacted at the general meeting. Such notarial report shall be co-signed by the chairperson.

30.3 The management board is required to keep minutes of the resolutions adopted by the general meeting and deposit them at the company's office for inspection by the holders of a right to attend meetings. Upon request each holder of a right to attend meetings will be provided with a copy of or excerpt from the minutes at no more than cost.

30.4 If the management board is not represented at a general meeting, the chairperson of the general meeting is responsible for ensuring that the management board is given a copy of the resolutions adopted as soon as possible after the general meeting.

Meeting rights. Right to attend

Article 31

31.1 Any holder of a right to attend meetings shall be entitled to attend and address general meetings in person or by written power of attorney holder.

31.2 Each holder of a right to attend meetings present at a general meeting is required to sign the attendance list. The holder of a right to attend meetings or its representative participating in the general meeting by way of electronic means of communication, shall be identified by the chairperson of the general meeting in the manner as stated in the terms and conditions mentioned in paragraph 5 of this article. The name of the holder of a right to attend meetings and the name of any representative participating in the general meeting by way of electronic means of communication shall be added to the attendance list.

31.3 The directors have, in that capacity, an advisory vote at general meetings.

31.4 The general meeting may resolve to allow persons other than those referred to in this article to attend.

31.5 The management board may determine that a holder of a right to attend meetings or its representative may attend and address general meetings, and exercise its voting rights by electronic means of communication. The management board sets the terms and conditions for electronic participation to the general meeting as mentioned in the previous sentence and announces those in the convening notice. The terms and conditions contain in any event the manner by which the holder of a right to attend meetings or its representative can be identified, how the holder of a right to attend meetings or its representative can directly take note of the proceedings in the general meeting and how the holder of voting rights or its representative may exercise its voting rights.

Resolutions of the general meeting

Article 32

32.1 Each share confers the right to cast one vote.

32.2 The company may not cast votes in respect of shares that it holds in its own capital, or in respect of a share of which the company holds the depositary receipts. The provisions of the previous sentence also apply to subsidiaries of the company that hold shares or depositary receipts for shares in the company's capital.

32.3 In determining to what extent the capital is present at a general meeting, no account is taken of shares that, by virtue of the above, carry no voting rights.

32.4 Resolutions are passed by a simple majority of the votes cast, unless the law or these articles require a greater majority.

32.5 If there is a tie in voting at the election of persons, a drawing of lots shall determine the issue. If there is a tie in voting on other matters, the proposal shall be considered rejected.

32.6 Blank votes and invalid votes will be deemed not to have been cast.

32.7 The conditions as referred to in paragraph 5 of article 31 of these articles of association mention the manner in which a holder of voting rights or its representative may participate in the voting by way of electronic means.

Resolutions adopted outside a meeting

Article 33

33.1 Holders of a right to attend meetings that hold voting rights may adopt all resolutions that may be adopted in a meeting outside a meeting. Prior to the decision making with respect to the proposal, the directors must be given the opportunity to render their advice on the matter.

A resolution adopted outside a meeting is only legally valid, if all holders of a right to attend meetings have consented in writing to this way of decision making and furthermore such a number of votes has been cast in writing in favour of the proposal as set forth by law and/or these articles. Casting a vote in favour of the proposal shall imply consenting to the way of decision making as referred in the previous sentence.

33.2 The requirement that the votes have been cast in writing is met if the resolution has been recorded in writing specifying the manner in which each of the holders of a right to attend meetings that hold voting rights has cast its vote.

33.3 Those who have adopted a resolution outside a meeting, must inform the management board of the company without delay of the resolution adopted in this manner.

Convocations and notifications

Article 34

All convocations for general meetings and all notifications to holders of a right to attend meetings shall be in writing to the addresses recorded in the register of shareholders, with due observance of the last sentence of paragraph 2 of article 5 of these articles of association.

Amendment to the articles of association

Article 35

The general meeting is authorized to adopt a resolution to amend the articles of association. If a proposal to amend the articles of association is submitted to the general meeting, this must always be stated in the notice convening the general meeting and simultaneously a copy of the proposal containing the proposed amendment verbatim must be deposited at the company's office for inspection by the holders of a right to attend meetings until the end of the meeting.

Dissolution and liquidation

Article 36

36.1 The company may be dissolved by resolution of the general meeting. If a resolution is to be proposed to the general meeting for dissolving the company, such shall be stated in the convening notice.

36.2 In the event of the company being dissolved pursuant to a resolution of the general meeting, the directors shall be charged with the liquidation of the dissolved company, unless the general meeting appoints other persons to do so.

36.3 The persons charged with the liquidation of the dissolved company have the same powers, duties and liabilities as directors, insofar as such is compatible with their task as liquidator.

36.4 Any surplus assets remaining after the company's debts have been settled shall be distributed to the shareholders in proportion to the joint nominal amount of each shareholder's shares.

36.5 After the company has ceased to exist, the company's accounts, records and other data carriers must be kept for seven years by the person designated for that purpose by the liquidators.

Transitional provision

Article 37

The company's first financial year ends on the thirty-first day of December two thousand and twenty. This article together with its heading ends after the lapse of the first financial year.

Final provisions

Finally, the person appearing, acting in said capacity, declared as follows:

a. The company's issued capital on incorporation is of one hundred euro (EUR 100), divided into one hundred (100) shares, numbered 1 up to 100 (the **Shares**). The Shares in the company's capital are allocated to the incorporator. The Shares are issued at par. Payment may be made in another currency than the currency of the nominal amount of the Shares. It has been provided that the nominal amount need only be paid after a call has been made by the company.

b. The following persons are hereby appointed as the company's first directors:
   (i) **David Howson**, born in Leicester, United Kingdom, on the twenty-seventh day of September nineteen hundred seventy-six, as non-executive director; and
   (ii) **Ruben Hilhorst**, born in Bussum, the Netherlands, on the twenty-third day of June nineteen hundred sixty-eight, as executive director.

The underlined headings in this deed have been included for ease of reference only.

The appearing person is known to me, Notary,

WITNESSETH THIS DEED,

the original of which was drawn up and executed in Amsterdam on the date stated in the first paragraph of this deed.

The substance of this deed was stated and clarified to the appearing person. The appearing person declared to have taken note of the content of the deed timely before its execution, agreed to its content, and did not require a full reading of this deed.

Subsequently, after limited reading in accordance with the law, this deed was signed by the appearing person and me, Notary.